UH 7-16-02

02023602

ITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-49694

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUL 0 9 2002
DIVISION OF MARKET REGULATION

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

6800 Capital Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: **(Do not use P.O. Box No.)**

One Palmer Square, Suite 530
(No. and Street)

Princeton (City) New Jersey (State) 08542 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert T. Keck (609) 921-6595
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT **whose opinion is contained in this Report***

PROCESSED
JUL 19 2002
P
THOMSON FINANCIAL

Arthur F. Bell, Jr. & Associates, L.L.C.
(Name — if individual, state last, first, middle name)

201 International Circle, Suite 200 (Address) Hunt Valley (City) Maryland (State) 21030 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UX 7-18-02

OATH OR AFFIRMATION

I, Robert T. Keck, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of 6800 Capital Securities, Inc., as of December 31, 20 01, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

LAURA E. MORGAN
My Commission Expires Mar. 23, 2006
Notary Public of New Jersey

Robert T. Keck
Signature

President
Title

Laura E. Morgan
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

6800 CAPITAL SECURITIES, INC.

TABLE OF CONTENTS

ARTHUR F. BELL, JR. & ASSOCIATES, L.L.C.

Certified Public Accountants

(410) 771-0001

FAX (410) 785-9784

Member:

American Institute of Certified Public Accountants

SEC Practice Section

Maryland Association of Certified Public Accountants

Suite 200

201 International Circle

Hunt Valley, Maryland 21030

INDEPENDENT AUDITOR'S REPORT

To the Stockholders
6800 Capital Securities, Inc.

We have audited the accompanying statement of financial condition of 6800 Capital Securities, Inc. (the Company) as of December 31, 2001, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of 6800 Capital Securities, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 7 and 8 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Arthur F. Bell, Jr. + Associates, L.L.C.

Hunt Valley, Maryland
February 14, 2002

6800 CAPITAL SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2001

ASSETS	
Cash	$ 9,992
Due from affiliate	365
Total assets	$ 10,357
LIABILITIES	$ 0
STOCKHOLDERS' EQUITY	
Common stock – $.01 par value, 1,000 shares authorized, 200 shares issued and outstanding	2
Additional paid-in capital	49,098
Stock subscription receivable	(5,000)
Accumulated deficit	(33,743)
Total stockholders' equity	10,357
Total liabilities and stockholders' equity	$ 10,357

See accompanying notes.

6800 CAPITAL SECURITIES, INC.
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2001

REVENUE	
Interest income	$ 206
EXPENSES	
Other expenses	765
NET (LOSS)	$(559)

See accompanying notes.

6800 CAPITAL SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Year Ended December 31, 2001

	Common Stock	Additional Paid-in Capital	Stock Subscription Receivable	Accumulated Deficit	Total
Balances at December 31, 2000	$ 1	$47,999	$ 0	$(33,184)	$14,816
Net (loss) for the year ended December 31, 2001	0	0	0	(559)	(559)
Capital contributions	1	4,999	(5,000)	0	0
Capital withdrawals	0	(3,900)	0	0	(3,900)
Balances at December 31, 2001	$ 2	$49,098	$(5,000)	$(33,743)	$10,357

See accompanying notes.

6800 CAPITAL SECURITIES, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2001

Cash flows (for) operating activities	
Net (loss)	$ (559)
Adjustments to reconcile net (loss) to net cash (for) operating activities:	
(Increase) in due from affiliate	(365)
(Decrease) in accounts payable and accrued expenses	(409)
(Decrease) in advance from affiliate	(2,277)
Net cash (for) operating activities	(3,610)
Cash flows from financing activities	
Capital withdrawals	(3,900)
Net (decrease) in cash	(7,510)
Cash – beginning of year	17,502
Cash – end of year	$ 9,992
Supplemental cash flow information:	
Income taxes paid	$ 200

See accompanying notes.

Note 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. General Description of the Company

6800 Capital Securities, Inc. (the Company) is a Delaware corporation organized on March 15, 1996. The Company is registered with the Securities and Exchange Commission as a broker and dealer in securities and is a member of the National Association of Securities Dealers, Inc.

B. Method of Reporting

The Company's financial statements are presented in accordance with accounting principles generally accepted in the United States of America, which require the use of certain estimates made by the Company's management.

C. Income Taxes

The Company has elected S Corporation status for U.S. and applicable state income tax purposes. All income or loss of the Company is taxable to the stockholders on an individual basis, however, the state of New Jersey imposes a minimum income tax of $200 on the Company.

Note 2. RELATED PARTY TRANSACTIONS

The Company's stockholders are members of 6800 Capital, L.L.C. The Company and 6800 Capital, L.L.C. have an expense agreement whereby 6800 Capital, L.L.C. pays the salaries, administrative, operating, rent, utilities, registration and professional expenses of the Company. On a periodic basis, the Company makes to or receives short-term advances from 6800 Capital, L.L.C. in connection with this expense agreement.

Note 3. NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain both minimum net capital, as defined under such provisions, and a ratio of aggregate indebtedness to net capital not to exceed 15 to 1. At December 31, 2001, the Company has net capital of $9,992, which is $4,992 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital is 0 to 1.

Note 4. SUBSEQUENT EVENTS

The stock subscription receivable at December 31, 2001 was received on January 31, 2002.

On February 1, 2002, $5,000 of additional paid-in capital was withdrawn from the Company.

SUPPLEMENTAL INFORMATION

6800 CAPITAL SECURITIES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2001

Total stockholder's equity (Net Capital)	$10,357
Deduct items not allowable for net capital purposes Non-allowable assets	(365)
Net capital	$ 9,992
Minimum net capital required – 6.67% of aggregate indebtedness (Note 1, below)	$ 0
Minimum regulatory dollar net capital requirement	$ 5,000
Net capital shown above	$ 9,992
Minimum net capital requirement	5,000
Excess net capital	$ 4,992
Total aggregate indebtedness (total liabilities)	$ 0
Ratio of aggregate indebtedness to net capital	0.0%
Reconciliation with the Company's computation:	
Net capital as reported by the Company in Part IIA of Form X-17a-5 as of December 31, 2001 (unaudited)	$10,357
Items not allowable for net capital	(365)
	$ 9,992

Note 1 – Computation of Aggregate Indebtedness

Total aggregate indebtedness at December 31, 2001 is as follows:

Total liabilities	$ 0
Less indebtedness adequately collateralized by securities	0
Aggregate indebtedness	$ 0

6800 CAPITAL SECURITIES, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2001

The Company does not file information in accordance with Rule 15c3-3 as it is a broker-dealer which carries no margin accounts, promptly transmits all customer funds received in connection with its activities, and does not hold funds or securities for, or owe money to, customers. Therefore, 6800 Capital Securities, Inc. claims the k(2)(i) exemption in relation to Rule 15c3-3.

6800 CAPITAL SECURITIES, INC.

INDEPENDENT AUDITOR'S REPORT ON
INTERNAL CONTROL

ARTHUR F. BELL, JR. & ASSOCIATES, L.L.C.

Certified Public Accountants

(410) 771-0001

FAX (410) 785-9784

Member:

American Institute of Certified Public Accountants

SEC Practice Section

Maryland Association of Certified Public Accountants

Suite 200

201 International Circle

Hunt Valley, Maryland 21030

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Stockholders
6800 Capital Securities, Inc.

In planning and performing our audit of the financial statements and supplemental information of 6800 Capital Securities, Inc. (the Company), for the year ended December 31, 2001, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the stockholders, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Arthur F. Bell, Jr. & Associates, L.L.C.

Hunt Valley, Maryland
February 14, 2002